SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                            MediaOne Group, Inc.
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                 58440J104
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                               (CUSIP Number)

                           Amos B. Hostetter, Jr.
                              The Pilot House
                                Lewis Wharf
                        Boston, Massachusetts 02110
                               (617) 854-3000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               April 22, 1999
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          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No. 58440J104
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     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Amos B. Hostetter, Jr.
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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) ( )
                                                           (b) (X)
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     3.   SEC USE ONLY

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     4.   SOURCE OF FUNDS (See Instructions)

            PF/00 (See Item 3)
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     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) ( )

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     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                                   7. SOLE VOTING POWER (See Item 5)
           NUMBER OF
               SHARES                           54,363,719
                                   ---------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER (See Item 5)
           OWNED BY
               EACH                             1,831,497
                                   ---------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER (See Item 5)
            PERSON
             WITH                               54,363,719
                                   ---------------------------------------
                                   10.  SHARED DISPOSITIVE POWER (See Item 5)

                                                 1,956,472
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     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   56,320,191
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     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
          (See Instructions)                                     ( )
     ---------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   9.33%
     ---------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
                IN


Note: This Schedule 13D amends a Statement on Schedule 13G filed on behalf of Amos B. Hostetter, Jr. relating to the Common Stock (as defined herein) and is being filed to reflect that Mr. Hostetter currently holds the Common Stock with a purpose or effect of changing or influencing control of the issuer or in connection with or as a participant in a transaction having that purpose or effect.

Item 1.  Security and Issuer.

      The title of the class of equity securities to which the Schedule 13D relates is the Common Stock, par value $.01 per share (together with the Preferred Stock Purchase Rights associated therewith, the "Common Stock") of MediaOne Group, Inc., a Delaware corporation (the "Company"), 188 Inverness Drive West, Englewood, Colorado 80112.

Item 2.  Identity and Background.

      (a)  This Schedule 13D is filed on behalf of Amos B. Hostetter, Jr.

      (b) Mr. Hostetter's business address is The Pilot House, Lewis Wharf, Boston, Massachusetts 02110.

      (c) Mr. Hostetter is a principal of Pilot House Associates, LLC, a family investment office. Pilot House Associates, LLC is located at The Pilot House, Lewis Wharf, Boston, Massachusetts 02110.

      (d) and (e) During the past five years, Mr. Hostetter has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws.

      (f) Mr. Hostetter is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

      Mr. Hostetter became the beneficial owner of the shares of Common Stock held by him as a result of the "separation" of the Company and U.S. West, Inc., effective June 12, 1998.

Item 4.  Purpose of the Transaction.

      In response to the public announcement by the Company and Comcast Corporation on March 22, 1999 that they had entered into a definitive merger agreement (the "Comcast Agreement"), on March 25, 1999 Mr. Hostetter delivered a letter to the Company, a copy of which is attached as Exhibit B to this Schedule 13D and which is incorporated herein by reference. Mr. Hostetter noted in his letter his belief that the consummation of the proposed transaction would result in the Roberts family, with less than a 1% economic interest in the combined entities, controlling more than 80% of all voting power and further noted the apparent failure of the Company to secure any protections in the Comcast Agreement to assure shareholders of the Company participation in any subsequent sale of control. In view of the foregoing, Mr. Hostetter requested that the board of directors of the Company (the "Board") agree on behalf of the Company that any and all standstill restrictions in the Shareholders Agreement dated February 26, 1996 to which Mr. Hostetter is a party (the "Shareholders Agreement") be declared null and void and of no further effect, in order to permit Mr. Hostetter to publicly express his view that the proposed sale of control to Comcast is inadvisable and to work with others to develop a superior proposal.

      By letter dated March 31, 1999, a copy of which is attached as Exhibit C to this Schedule 13D and which letter is incorporated herein by reference, Mr. Eichler on behalf of the Company agreed to waive Section 3.5(a)(ii)(B) of the Shareholders Agreement through May 6, 1999. Mr. Eichler stated that this waiver allows Mr. Hostetter (or a group including Mr. Hostetter) to make a Superior Proposal (as defined in the Comcast Agreement) and that the Company has no objection to Mr. Hostetter speaking with third parties about participating in any Superior Proposal he is developing.

      By letter dated April 1, 1999, a copy of which is attached as Exhibit D to this Schedule 13D and which letter is incorporated herein by reference, Mr. Hostetter asked the Company to acknowledge that his obligation of confidentiality to the Company is subject to Mr. Hostetter's obligations under the federal securities laws.

      By letter dated April 1, 1999, a copy of which is attached as Exhibit E to this Schedule 13D and which letter is incorporated herein by reference, Mr. Eichler on behalf of the Company acknowledged that Mr. Hostetter may be required under the federal securities laws to make a public statement should he develop a firm plan or proposal.

      Since April 1, 1999, Mr. Hostetter has engaged in conversations with various third parties, including AT&T Corp. ("AT&T"), as to the possibility of making a Superior Proposal. At a meeting on April 21, 1999 and in subsequent discussions, Mr. Hostetter and representatives of AT&T discussed the terms of a possible alternative proposal to the Comcast Agreement, including Mr. Hostetter's possible role with respect to the resulting entity, and determined to present such proposal (the "Proposal") to the Board.

      AT&T has submitted the Proposal to the Board and Mr. Hostetter has determined that the Proposal is a Superior Proposal to the Comcast Agreement for the reasons set forth below. Mr. Hostetter currently intends to vote his shares in favor of the Proposal and against the Comcast Agreement so long as the Proposal remains outstanding.

   (1) The value of the Proposal is superior to the value of the Comcast common stock to be delivered to the Company's stockholders pursuant to the Comcast Agreement (the "Comcast Shares") by approximately $13 per share, based on the closing prices of AT&T common stock and Comcast common stock on April 22, 1999.

   (2) The cash component of the Proposal provides a buffer against the risk of a decline in the value of the stock to be received by the Company's stockholders (the "AT&T Shares").

   (3) The Proposal includes an adjustment mechanism under which the amount of cash to be received by the Company's stockholders would increase in the event of decline of up to 10% in the price of the AT&T Shares.

   (4) The AT&T Shares are voting stock, while the Comcast Shares are non-voting.

   (5) AT&T has historically paid a cash dividend while the holders of the Comcast Special Class A shares to be issued pursuant to the Comcast Agreement have not historically received a cash dividend.

   (6) Mr. Hostetter believes that the future prospects of a combination of the Company and AT&T are excellent, and is demonstrably superior to the prospects of a combination between the Company and Comcast. For this reason, Mr. Hostetter believes that the future value of the AT&T Shares is greater than the future value of the Comcast Shares.

   (7) AT&T has stated that it is confident it can obtain all of the required regulatory approvals in a timely manner and will take all actions necessary to obtain such approvals. Accordingly, Mr. Hostetter believes there is a high probability that the Proposal would be completed.

   (8) Mr. Hostetter believes that AT&T possesses superior financial, technical, training and customer service resources, and is uniquely positioned to deliver on the promise of "Broadband". He therefore believes that the Company's customers, host communities and employees will benefit from a merger of the Company and AT&T.

   (9) Upon completion of a merger with AT&T, Mr. Hostetter would become non-executive chairman of AT&T's Broadband and Internet Services business unit and join the board of directors of AT&T. In these capacities, Mr. Hostetter believes that he will be able to facilitate the integration of the Company's cable operations with those of AT&T, further enhance the operations of AT&T's Broadband and Internet Services unit, enrich its services and add to the value of the AT&T Shares.

   Although he has no current plans to do so (other than as disclosed in this Schedule 13D), from time to time Mr. Hostetter may acquire additional shares of Common Stock (including without limitation through the conversion of the Company's Series D Preferred Stock held by Mr. Hostetter as described herein) or dispose of some or all of the shares of Common Stock beneficially owned by him.

   With respect to the Company and except as set forth or incorporated by reference in this Schedule 13D, Mr. Hostetter currently has no plans or proposals which would relate to or which would result in:

   (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

   (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

   (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

   (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

   (e) any material change in the present capitalization or dividend policy of the Company;

   (f) any other material change in the Company's business or corporate structure;

   (g) changes in the Company's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

   (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

   (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

   (a) and (b) Mr. Hostetter beneficially owns 56,320,191 shares of Common Stock (including 8,694,047 shares issuable upon conversion of 4,389,781 shares of the Company's Series D Preferred Stock), representing approximately 9.33% of the total number of shares of Common Stock outstanding as of February 26, 1999 as set forth in the Form 10-K filed by the Company for the year ended December 31, 1998. Such shares of Common Stock include (i) 61,690 shares which are beneficially owned by Barbara W. Hostetter, Mr. Hostetter's wife (Mrs. Hostetter's powers to vote or dispose are treated as if they belonged to Mr. Hostetter for purposes of this
Schedule 13D), (ii) 1,681,964 shares which are beneficially owned in trusts or as custodian for members of Mr. Hostetter's family and (iii) 9,562,671 shares beneficially owned by a charitable foundation of which Mr. and Mrs. Hostetter are trustees.

   (c) Mr. Hostetter has not effected any transaction in the shares of Common Stock during the past sixty days.

   (d) Mr. Hostetter is not aware of any other person who may be deemed to have the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, such shares.

   (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

   Mr. Hostetter is a party to the Shareholders Agreement which prohibits Mr. Hostetter, without the prior written consent of the Board, from taking certain actions including (i) agreeing to acquire or making any proposals to acquire any equity securities of the Company, (ii) proposing to enter into a merger or other business combination involving the Company, (iii) participating in the any solicitation of proxies or consents, or seeking to advise or influence any person with respect to the voting of any voting securities of the Company, (iv) forming or joining a group for the purpose of acquiring or voting of any equity securities of the Company, (v) seeking to control or influence in any public forum the management or policies of the Company, (vi) disclosing any plan or arrangement inconsistent with the foregoing, (vii) assisting or encouraging any person with respect to any of the foregoing, or (viii) taking any action which might require the Company to make a public announcement regarding the possibility of a transaction between Mr. Hostetter and the Company. The Shareholders Agreement is attached as Exhibit A to this Schedule 13D and is incorporated herein by reference. The Shareholders Agreement has been amended by a series of letters between Mr. Hostetter and the Company. See Item 4.

   Except as set forth or incorporated by reference in the Schedule 13D, Mr. Hostetter does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

      Exhibit A:        Shareholders Agreement dated as of February
                        27, 1996 by and between the Company and Amos
                        Hostetter

      Exhibit B:        Letter dated March 25, 1999 from Amos Hostetter
                        to the Board of Directors of the Company

      Exhibit C:        Letter dated March 31, 1999 from Frank M.
                        Eichler, Executive Vice President - Law and
                        Public Policy, General Counsel and Secretary of the Company, to Amos Hostetter

      Exhibit D:        Letter dated April 1, 1999 from Amos Hostetter
                        to Frank M. Eichler, Executive Vice President - Law and Public Policy, General Counsel and Secretary of the Company

      Exhibit E:        Letter dated April 1, 1999 from Frank M.
                        Eichler, Executive Vice President - Law and
                        Public Policy, General Counsel and Secretary of the Company, to Amos Hostetter



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 22, 1999



                                     /s/ Amos B. Hostetter, Jr.
                                     -------------------------------
                                         Amos B. Hostetter, Jr.



                               EXHIBIT INDEX

Exhibit     Description
-------     -----------

A Shareholders Agreement dated as of February 27, 1996 by and between the Company and Amos Hostetter

B Letter dated March 25, 1999 from Amos Hostetter to the Board of Directors of the Company

C Letter dated March 31, 1999 from Frank M. Eichler, Executive Vice President - Law and Public Policy, General Counsel and Secretary of the Company, to Amos Hostetter

D        Letter dated April 1, 1999 from Amos Hostetter to Frank M.
         Eichler, Executive Vice President - Law and Public Policy, General Counsel and Secretary of the Company

E Letter dated April 1, 1999 from Frank M. Eichler, Executive Vice President - Law and Public Policy, General Counsel and Secretary of the Company, to Amos Hostetter